SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                      Under

                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 7)


                            TRANS WORLD GAMING CORP.
                                (Name of Issuer)

                           One Penn Plaza, Suite 1503
                          New York, New York 10119-0002

                                  Common Stock
                         (Title of Class of Securities)

                                    893375105
                                 (CUSIP number)*

                                       Copy to:

 Christopher P. Baker                  Christopher G. Karras
 120 Boylston St.                      Dechert Price & Rhoads
 Boston, Massachusetts  02116          4000 Bell Atlantic Tower
 (617) 423-1080                        1717 Arch Street
                                       Philadelphia, Pennsylvania 19103-2793

          (Name, address and telephone number of

           Person Authorized to Receive Notices
                    and Communications)

                                  July 20, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 853375105


--------------------------------------------------------------------------------
CUSIP NO. 853375105



----------------------------------------------------------- -------------------
1)       Name of Reporting Person                           Christopher P. Baker

         SS. Or I.R.S. Identification

         No. of Above Person                                 ###-##-####

------------------------------------------------------------ -------------------
2)       Check the Appropriate Box                           (a)
         if a Member of a Group                              (b)
------------------------------------------------------------ -------------------
3)       SEC Use Only

------------------------------------------------------------ -------------------
4)       Source of Funds                                     00
------------------------------------------------------------ -------------------
5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------ -------------------
6)       Citizenship or Place of Organization                U.S.A.
------------------------------------------------------------ -------------------
Number of Shares                  7)       Sole Voting
Beneficially Owned By Each                 Power                      3,257,537
Reporting Person With             ---------------------------------------------
                                  8)       Shared Voting
                                           Power                           0
                                  ------------------------------------------
                                  9)       Sole Dispositive
                                           Power                      3,257,537
                                  ---------------------------------------------
                                  10)      Shared Dispositive
                                           Power                           0
                                  ------------------------------------------
------------------------------------------------------------ -------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                      3,257,537

------------------------------------------------------------ -------------------
12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares                 X*

------------------------------------------------------------ -------------------
13)      Percent of Class Represented

         by Amount in Row (11)                               40.27%
------------------------------------------------------------ -------------------
14)      Type of Reporting Person                            IN
------------------------------------------------------------ -------------------


* Excludes 5,000 shares of Common Stock and a Warrant for 54,728 shares of Common Stock owned by Mr. Baker's spouse. Mr. Baker disclaims beneficial ownership of such securities.

------------------------------------------------------------ -------------------
1)       Name of Reporting Person                            CP Baker LLC

         SS. Or I.R.S. Identification                        04-3323325
         No. of Above Person
------------------------------------------------------------ -------------------
------------------------------------------------------------ -------------------
2)       Check the Appropriate Box                           (a)
         if a Member of a Group                              (b)
------------------------------------------------------------ -------------------
------------------------------------------------------------ -------------------
3)       SEC Use Only

------------------------------------------------------------ -------------------
------------------------------------------------------------ -------------------
4)       Source of Funds                                     00
------------------------------------------------------------ -------------------
------------------------------------------------------------ -------------------
5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------ -------------------
------------------------------------------------------------ -------------------
6)       Citizenship or Place of Organization                Delaware

------------------------------------------------------------
------------------------------------------------------------ -------------------
Number of Shares                7)       Sole Voting
Beneficially Owned By Each               Power                        1,135,667
Reporting Person With           -----------------------------------------------
                                8)       Shared Voting
                                         Power                           0
                                ------------------------------------------
                                9)       Sole Dispositive
                                         Power                        1,135,667
                                -----------------------------------------------
                                10)      Shared Dispositive
                                         Power                           0
                                ------------------------------------------
------------------------------------------------------------ -------------------
11)      Aggregate Amount Beneficially

         Owned by Each Reporting Person                      1,135,667

------------------------------------------------------------ -------------------
12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares

------------------------------------------------------------ -------------------
13)      Percent of Class Represented

         by Amount in Row (11)                               18.22%
------------------------------------------------------------ -------------------
14)      Type of Reporting Person                            CO
------------------------------------------------------------ -------------------

------------------------------------------------------------ -------------------
1)       Name of Reporting Person          Anasazi Partners, Limited Partnership
         SS. Or I.R.S. Identification
         No. of Above Person                     04-3326588

------------------------------------------------ -------------------------------
------------------------------------------------ -------------------------------
2)       Check the Appropriate Box               (a)
         if a Member of a Group                  (b)
------------------------------------------------ -------------------------------
------------------------------------------------ -------------------------------
3)       SEC Use Only

------------------------------------------------ -------------------------------
------------------------------------------------ -------------------------------
4)       Source of Funds                         WC
------------------------------------------------ -------------------------------
------------------------------------------------ -------------------------------
5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

------------------------------------------------ -------------------------------
------------------------------------------------ -------------------------------
6)       Citizenship or Place of Organization    Massachusetts

------------------------------------------------
------------------------------------------------ -------------------------------
Number of Shares               7)       Sole Voting
Beneficially Owned By Each              Power                       1,135,667
Reporting Person With          ----------------------------------------------
                               8)       Shared Voting
                                        Power                           0
                               ------------------------------------------
                               9)       Sole Dispositive
                                        Power                        1,135,667
                               -----------------------------------------------
                               10)      Shared Dispositive
                                        Power                           0
                               ------------------------------------------
------------------------------------------------ -------------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person          1,135,667

------------------------------------------------ -------------------------------
12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares

------------------------------------------------ -------------------------------
13)      Percent of Class Represented

         by Amount in Row (11)                   18.22%
------------------------------------------------ -------------------------------
14)      Type of Reporting Person                PN
------------------------------------------------ -------------------------------

                  This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 3, 1998, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on April 3, 1998, Amendment No. 2 thereto filed with the Securities and Exchange Commission on April 10, 1998, Amendment No. 3 thereto filed with the Securities and Exchange Commission on December 14, 1998, Amendment No. 4 thereto filed with the Securities and Exchange Commission on January 12, 1999, Amendment No. 5 thereto filed with the Securities and Exchange Commission on May 5, 1999, Amendment No. 6 thereto filed with the Securities and Exchange Commission on July 28, 1999 on behalf of Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, Anasazi Partners, Limited Partnership, and C.P. Baker Venture Fund I, Limited Partnership. Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in such
Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On June 12, 2000, Christopher Baker used his working capital to make an open market purchase of 21,500 shares of common stock at $0.28 per share.

                  On July 14, 2000, Christopher Baker used his working capital to make an open market purchase of 25,000 shares of common stock at $0.22 per share.

                  On July 17, 2000, Christopher Baker used his working capital to make an open market purchase of 25,000 shares of common stock at $0.20 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a-b) Mr. Baker may be deemed to be the beneficial owner with sole power to vote and dispose of a total of 3,257,537 shares of Common Stock (or 40.27% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)), which includes the following: 255,000 shares of Common Stock of which Mr. Baker is the record holder; 1,227,642 shares of Common Stock that may be acquired upon the exercise of the Amended Warrants and the New Warrants owned by Mr. Baker; 10,000 shares of Common Stock of which Baker Ltd. is the record holder; 410,366 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Baker Ltd.; 218,862 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Venture Fund; 200,000 shares of Common Stock that may be acquired upon exercise of the New Warrants owned by Anasazi Partners; 666,667 shares of Common Stock that may be acquired upon exercise of the Consent Warrants owned by Anasazi Partners; and the 269,000 shares of Common Stock held of record by Anasazi Partners.

                  Anasazi Partners may be deemed to be the beneficial owner with sole power to vote and dispose of 1,135,667 shares of Common Stock (or 18.22% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)). CP Baker LLC, the general partner of Anasazi Partners, may be deemed to be the beneficial owner with sole power to vote and dispose of the same securities. The 1,135,667 shares of Common Stock include 269,000 shares of Common Stock held of record by Anasazi Partners; 200,000 shares of Common Stock that may be acquired upon exercise of the New Warrants owned by Anasazi Partners; and 666,667 shares of Common Stock that may be acquired upon exercise of the Consent Warrants owned by Anasazi Partners.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1      Agreement among  Christopher P. Baker, C.P. Baker & Company,
               Ltd.,  CP  Baker  LLC,   C.P.   Baker  Venture  Fund  I,  Limited
               Partnership and Anasazi Partners, Limited Partnership regarding the filing of Schedule 13D.

                                                Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated    July 20, 2000                 /s/ Christopher P. Baker
                                       ------------------------
                                       CHRISTOPHER P. BAKER

                                                Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          C.P. BAKER & COMPANY, LTD.

Dated    July 20, 2000                    By:  /s/ Christopher P. Baker
                                             --------------------------
                                               Name:     Christopher P. Baker
                                               Title:    President

                                                Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          CP BAKER LLC
Dated:  July 20, 2000                     By:  /s/Christopher P. Baker
                                             -------------------------
                                               Name:     Christopher P. Baker
                                               Title:    President

                                                Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     ANASAZI PARTNERS, LIMITED PARTNERSHIP

                                     By:  CP BAKER LLC, its general partner


Dated:  July 20, 2000                By:  /s/Christopher P. Baker
                                        -------------------------
                                          Name:     Christopher P. Baker
                                          Title:    President

                                                Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        CP BAKER VENTURE FUND I
                                            LIMITED PARTNERSHIP

                                        By:    C.P. BAKER & COMPANY, LTD.


Dated:  July 20, 2000                   By:  /s/Christopher P. Baker
                                           -------------------------
                                             Name:     Christopher P. Baker
                                             Title:    President

                                  EXHIBIT INDEX

Exhibit 1      Agreement among  Christopher P. Baker, C.P. Baker & Company,
               Ltd.,  CP  Baker  LLC,   C.P.   Baker  Venture  Fund  I,  Limited
               Partnership and Anasazi Partners, Limited Partnership regarding the filing of Schedule 13D.

                                                                    Exhibit 1

                                    AGREEMENT

                  The undersigned each agree to the filing of a single Schedule 13D with respect to their respective ownership interests in Trans World Gaming Corp.

Dated:  July 20, 2000            /s/Christopher P. Baker
                                 -----------------------
                                 CHRISTOPHER P. BAKER



                                 C.P. BAKER & COMPANY, LTD.
Dated:  July 20, 2000            By:  /s/Christopher P. Baker
                                      -----------------------
                                      Name:  Christopher P. Baker
                                      Title: President



                                 CP BAKER LLC
Dated:  July 20, 2000            By:  /s/Christopher P. Baker
                                    -------------------------
                                      Name:   Christopher P. Baker
                                      Title:  President

                                 ANASAZI PARTNERS, LIMITED PARTNERSHIP

                                 By:  C.P. BAKER LLC, its general partner


Dated:  July 20, 2000                 By: /s/Christopher P. Baker
                                         ------------------------
                                          Name:    Christopher P. Baker
                                          Title:   President

                                 C.P. BAKER VENTURE FUND I, LIMITED PARTNERSHIP

                                 By:  C.P. BAKER & COMPANY, LTD.


                                 By: /s/Christopher P. Baker
                                     -----------------------
                                      Name:  Christopher P. Baker
Dated:  July 20, 2000                 Title:  President

          --------